July 26, 2019

Christopher Capelli, M.D.
Chief Executive Officer
Soliton, Inc.
5304 Ashbrook Drive
Houston, Texas 77081

       Re: Soliton, Inc.
           Registration Statement on Form S-1
           Filed July 1, 2019
           File No. 333-232483

Dear Dr. Capelli:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed July 1, 2019

Certificate of Incorporation and Bylaw Provisions, page 9

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
       Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
       Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
       22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such
 Christopher Capelli, M.D.
Soliton, Inc.
July 26, 2019
Page 2
      provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
      Securities Act or Exchange Act.
      Please contact Thomas Jones at 202-551-3602 or Tim Buchmiller, Senior Attorney, at
202-551-3635 with any questions.



                                                             Sincerely,
FirstName LastNameChristopher Capelli, M.D.
                                                             Division of
Corporation Finance
Comapany NameSoliton, Inc.
                                                             Office of
Electronics and Machinery
July 26, 2019 Page 2
cc:       Cavas S. Pavri, Esq.
FirstName LastName